SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Electronic Arts Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to the shareholder letter, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5f05d180bcfc3e26099fb59b/15 94216834451/EA+Vote+No+2020+-+FINAL.pdf ]

[This reference is to the shareholder letter, available at https://www.gamespot.com/articles/ea-put-on-blast-by-investor-group-over-huge-paymen/1100-6479454/ ]

[This reference is to the shareholder letter, available at https://www.pcgamer.com/investment-group-that-complained-about-bobby-kotick-says-ea-execs-get-paid-too-much-too/ ]

[This reference is to the shareholder letter, available at https://www.gamesindustry.biz/articles/2020-07-09-electronic-arts-addicted-to-overpaying-executives-says-investment-group ]